Mail Stop 3561
										January 12, 2006


By U.S. Mail and Facsimile

Mr. Daniel Laikin
Chief Executive Officer
National Lampoon, Inc.
10850 Wilshire Blvd., Suite 1000
Los Angeles, California  90024


	RE: 	National Lampoon, Inc.
		Form 10-KSB for the Fiscal Year Ended July 31, 2005 Form 10-QSB for the Quarterly Period Ended October 31, 2005
      File No. 0-15284


Dear Mr. Laikin:

      We have reviewed the above-referenced documents based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis and Selected Financial Data. Certain comment require amendments to your filings and certain comments require the submission of supplemental information. After our review of your response, we may have further comments. Comply with the remaining comments in future filings. Please confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise us of the reason(s) for your position. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp". Please respond within fifteen (15) business days.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Year Ended July 31, 2005

Item 1.  Business
- Our Business, page 2
Item 6.  Management`s Discussion and Analysis of Financial
Condition
or Plan of Operation
- Overview, page 14

1. You state in this section that your 2005 revenues were derived from the following sources: 43% from National Lampoon Networks, Inc., 37% from Motion Picture and Feature Film, 2% from Television Production, and 12% from Home Entertainment DVD. In addition, you state in MD&A that your 2005 revenues were derived from the following sources: 54% from Licensing, 36% from National Lampoon Networks, and
6% from Home Entertainment. As these disclosures appear to be inconsistent, please reconcile and revise the revenues and related percentage contribution to fiscal year 2005 revenues for each segment discussed in the Business and MD&A sections of the filing in future filings.

Management`s Discussion and Analysis of Financial Condition or
Plan
of Operation -
Results of Operations, page 18

2. We note from the disclosure included in the last paragraph on page
18 that you have changed the way in which you present segment revenue for the year ended July 31, 2005 as compared to the year ended July
31, 2004 due to the evolving nature of your business. However, based on the disclosures provided in your consolidated statements of operations, we note that you have not revised your segment disclosures for 2004 so that they are presented consistently with the
2005 presentation. In this regard, please revise your segment disclosures in the table included in MD&A and in Note I to your financial statements for the year ended July 31, 2004 so that they are presented consistently with the 2005 presentation as required by paragraph 34 of SFAS No. 131. Please note that since it appears that the required revenue and related cost information can be easily derived from your statement of operations for this period, it does not appear that it would be impracticable to restate your 2004 segment disclosures as provided in paragraph 34 of SFAS No.131.

3. We note the disclosure on page 20 indicating that many direct television production costs that were expensed immediately in prior years are now being capitalized as they are incurred and amortized as revenue is recognized in accordance with the ultimate schedules. Please tell us in further detail the nature of the costs which you are now capitalizing which were expensed immediately in prior years and explain why you believe both your current and prior treatment of these costs was appropriate. We may have further comment upon receipt of your response.



Financial Statements

Balance Sheets, page F-2
Note A - Business Organization and Summary of Significant
Accounting
Policies
- Intangible Assets, page F- 8

4. We note that you have had continuing net losses of $8,669,170 and
$5,127,107 and net cash used in operating activities of $6,803,573 and $4,003,355 for the years ended July 31, 2005 and 2004, respectively. This is an indication that the carrying amounts of your long-lived assets, especially capitalized production costs and intangible assets may not be recoverable. In this regard, supplementally provide us with your most recent impairment analysis for your long-lived assets. Your impairment analysis should describe the methodology and assumptions or estimates used to test your capitalized production costs and intangible assets for impairment. See paragraphs 43 through 47 of SOP 00-2 regarding impairment testing related to your capitalized production costs and SFAS No. 144 regarding impairment testing related to your intangible assets (i.e.,
National Lampoon trademark). Also, describe any groupings of assets used for purposes of analyzing or measuring impairment. In addition, revise future filings to include full and clear disclosure of your impairment policy. We may have further comments.

5. Revise Note A in future filings to disclose your accounting policy
for capitalized production costs and related amortization as discussed on page 17 of MD&A under the caption, Critical Accounting
Policies. Also, include the disclosures required by paragraphs 51 through 55 of SOP 00-2. In addition, supplementally tell us why you have you have reduced your capitalized production costs by
$425,500
film financing at July 31, 2005 (as reflected on your balance sheet on page F-2) and the literature that supports your accounting treatment. We may have further comments.

Consolidated Statements of Operations, page F-4

6. We note from your discussion in MD&A on page 21 that interest expense is included in selling, general and administrative expenses for each period presented. In this regard, please revise future filings to classify interest expense as a separate line item under the caption, other income (expense).

Statements` of Stockholders` Deficit, page F-5

7. We note that you have reflected the accrual of dividends
related
to your Series B and Series C Convertible Preferred Stock of
$591,806
and $521,713, respectively on the statements of stockholders` deficit during the year ended July 31, 2005 and as an increase to net loss to arrive at net loss available to common shareholders for this period.
In this regard, supplementally tell us where you have reflected dividends related to the Series B Convertible Preferred Stock in the statements of stockholders` deficit and in your statements of operations for periods prior to fiscal year 2005. If no dividends were recognized in connection with the Series B Preferred Shares prior to the fiscal year ended July 31, 2005, please explain why. We may have further comments.

Note A - Business Organization and Summary of Significant
Accounting
Policies
- Intangible Assets, page F- 8

8. Supplementally tell us, with a view toward expanded disclosure in future filings, how you determined that you control the operations of
National Lampoon Clubhouse, Inc. supporting your conclusion to consolidate the entity. If you do not have control over the operations of this entity, please explain in detail why you believe consolidation of this entity is appropriate. Your response should include the literature that supports your accounting treatment.
We
may have further comments.

- Income Taxes, page F-9

9. Revise future filings to include the disclosures required by paragraph 43 and paragraphs 45 through 48 of SFAS No. 109, as applicable.

- General

10. Revise future filings to disclose your status as a "controlled company" and the terms of the Voting Agreement entered into on May 17, 2002 as discussed on page 5 of your Proxy Statement filed on December 13, 2005. See the requirements of SFAS No. 57.

Note C - Accrued Series B and Series C Convertible Preferred
Stock,
page F-13

11. Please ensure that you have included all the disclosures required
by paragraphs 4 and 6 of SFAS No. 129 related to your Series B and
Series C Convertible Preferred Stock.   In this regard,
supplementally advise us of your compliance and revise future filings as necessary.

Note H - Stockholders` Equity

12. Based on the disclosures provided in Note H, it appears that you recognized a beneficial conversion feature only for the portion of the Series C Convertible Preferred Stock that was issued in exchange for cash proceeds and not for the $4.5 million issued in exchange for the conversion of debt and for payment of salaries. Please revise your financial statements to recognize a beneficial conversion feature associated with the Series C Convertible Preferred Stock that was issued in exchange for non-cash proceeds of $4.5 million. We do not believe that the fact that non-cash proceeds were received in this transaction precludes the requirement to apply the guidance outlined in EITF 98-5 and 00-27 with regards to the Series C Preferred Shares issued in this transaction.

Note I - Segment Data, page F-19

13. Please revise future filings to include all the disclosures required by paragraph 27 of SFAS No. 131 for each period presented.
Your revised disclosures should include, but not be limited to, information related to total assets and interest expense for each reportable segment.

14. We note that your reconciliation of the total reportable segments` measures of loss does not agree to your consolidated loss before minority interest and income taxes for each period presented in your statements of operations. In this regard, please revise future filings to comply with paragraph 32 of SFAS No. 131.

Exhibits 31.1 and 31.2  Section 13a-14(a)/15d-14(a)Certifications

15. Please revise the certifications to comply with the requirements set forth in Rules 13a-14(a) and 15d-14(a). Your revisions should include, but not be limited to, disclosures regarding the certifying officers` responsibility for establishing and maintaining internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and their involvement regarding the design of internal control over financial reporting. In this regard, please revise the certifications to comply with the language set forth in
Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the Quarterly Period Ended October 31, 2005
Financial Statements
Note D - Film Financing

16. Please tell us and revise Note D to explain in future filings your rationale for consolidating your investment in Totally Baked LLC. As part of your response and your revised disclosure, please indicate the nature and amount of your investment in this entity and explain why you believe consolidation of this entity is appropriate.

General

17. Comply with the comments on the Form 10-KSB for the year ended July 31, 2005 as they apply to filings on Form 10-QSB. Please note that your Form 10-QSB should be revised to comply with the comment on
Exhibits 31.1 and 31.2 above.



Closing

      You may contact Katherine Mathis at (202) 551-3383 or me at
(202) 551-3813 if you have any questions.


      Sincerely,


								Linda Cvrkel
								Branch Chief
Mr. Daniel Laikin
National Lampoon, Inc.
Page 6